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17009527

SEC Mail Processing Section
MAR 28 2017
Washington DC
406

SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Suite 420
(No. and Street)

Topeka (City) KS (State) 66609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristopher Miller 785-266-8333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130 (Address) Maitland (City) FL (State) 32751 (Zip Code)

RECEIVED
2017 MAR 31 AM 8:06
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OLB

OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICI SANDERS
Notary Public - State of Kansas
My Appt. Expires 2/24/2021

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tandem Securities, Inc.

Financial Statements for the Year Ended
December 31, 2016
and Report of Independent Registered Public Accounting Firm

Tandem Securities, Inc.

Financial Statements for the Year Ended
December 31, 2016
and Report of Independent Registered Public Accounting Firm

Table of Contents

Tandem Securities, Inc.

Statement of Financial Position
December 31, 2016

Assets		
Cash	$	36,183
Commissions receivable		11,155
CRD account		71
Prepaid expenses		11,252
Property and equipment, net of accumulated depreciation of $24,237		1,482
Total assets	$	60,143

Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	7,055
Commissions payable		9,301
Total liabilities		16,356
Stockholder's equity:		
Common stock, no par value, 5,000 shares authorized, 1,000 shares issued and outstanding	$	15,000
Additional paid-in capital		91,140
Retained earnings (deficit)		(62,353)
Total stockholder's equity		43,787
Total liabilities and stockholder's equity	$	60,143

The accompanying notes are an integral part of these financial statements.

Tandem Securities, Inc.

Statement of Operations
For the Year Ended December 31, 2016

Revenues:	
Commissions - Mutual funds and annuities	$ 938,772
Other income	6,231
Total revenues	945,003
Expenses:	
Commissions	847,793
Professional fees	37,650
Payroll (Related Party)	21,656
Computers and technology	11,204
Regulatory fees	10,638
Licenses	5,912
Other operating expenses	6,387
Total expenses	941,240
Net income	$ 3,763

The accompanying notes are an integral part of these financial statements.

Tandem Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common stock	Additional Paid-in capital	Retained earnings (deficit)	Totals
Balance, January 1	$ 15,000	91,140	$ (66,116)	$ 40,024
Net income			3,763	3,763
Balance, December 31	$ 15,000	$ 91,140	$ (62,353)	$ 43,787

The accompanying notes are an integral part of these financial statements.

Tandem Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:		
Net income	$	3,763
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable		(6,937)
Decrease in CRD account		246
Increase in prepaid expenses		(91)
Increase in accounts payable and accrued expenses		1,316
Increase in commissions payable		5,356
Net cash provided by operating activities		3,653
Net increase in cash		3,653
Cash, beginning of year		32,530
Cash, end of year	$	36,183

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the State of Kansas.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2016.

Subsequent Events

Subsequent events have been evaluated by management of the Company through March 24, 2017.

Revenue recognition

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are recorded as revenue once the mutual fund or variable annuity company confirms that payment has been accepted and the commission is earned which is based on trade date. A liability to the Company's representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Commissions Receivable

The Company uses the allowance for doubtful accounts method of valuing doubtful commissions receivable, which is based on historical experience coupled with a review of the current status of existing receivables. Based upon its review, management considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Note 1 - Summary of Significant Accounting Policies (continued)

Promotional Costs

Promotional costs, including advertising, are expensed as incurred. There were no promotional costs incurred during the year ended December 31, 2016.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a pass-through entity under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. The Company is generally not subject to income tax examinations for tax years before 2013.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $1,000 and a useful life greater than one year. The Company's property and equipment consists of computer equipment and a website. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred: When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Property and Equipment (continued)

Property and equipment are summarized by major classifications as follows:

	December 31, 2016
Equipment	$ 18,184
Website	7,535
	25,719
Less accumulated depreciation	(24,237)
Net property and equipment	$ 1,482

No depreciation expense was recorded in 2016.

Note 2 – Lease Commitments

The Company leases software under the terms of a month-to-month operating lease that is cancellable at any time. Software lease expense for 2016 was $7,425.

Note 3 – Concentrations

Commission income generated through one carrier constituted 86% of total revenues.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $26,525 which was $21,525 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

Note 5 – Related Party Transactions

The Company has an expense sharing agreement with T&M Financial, Inc. (T&M). T&M is an entity owned by an immediate family member of the Company's shareholder and President. T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, reception of clients and parking. The Company is billed for actual postage and photocopying costs.

The payroll and benefit expenses for the shared employees were paid by the Company at 50% for the President and Shareholder salary and 25% for two shared employees for the year ended December 31, 2016. These percentages are an estimate of time these employees spent on Company operations.

Note 5 – Related Party Transactions (continued)

The total amounts incurred by the Company to T&M during 2016 were $21,656 related to payroll and benefits and $3,163 for postage and photocopying. The amount due to T&M Financial at December 31, 2016 was $4,384, and is reported in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

Amounts incurred to the President of the Company and family members of the President of the Company in commissions during 2016 was $686,173. The amount due to the President of the Company and family members of the President of the Company at December 31, 2016 was $5,651 in commissions payable.

Note 6 – Commitments and Contingencies

The Company has no other commitments and contingencies except as noted above in Note 2.

Tandem Securities, Inc.

Schedule I
Computation Of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2016

Total Stockholder's equity qualified for net capital	$	43,787
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		4,457
CRD account		71
Prepaid expenses		11,252
Property and equipment, net		1,482
Net capital	$	26,525
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	7,055
Commissions payable		9,301
Total aggregate indebtedness	$	16,356
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $5,000		5,000
Excess net capital	$	21,525
Net capital in excess of the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	20,525
Percentage of aggregate indebtedness to net capital		61.66%

There is no difference in the net capital reported above, and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2016.

Tandem Securities, Inc.

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act

As of December 31, 2016

No computation of reserve requirement has been made because Tandem Securities, Inc. claims exemption pursuant to paragraph (k)(1) since the Company does not carry securities accounts for customers or perform custodial functions relating customer securities.

Tandem Securities, Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act

As of December 31, 2016

No information relating to possession or control has been made because Tandem Securities, Inc. claims exemption pursuant to paragraph (k)(1) since the Company does not carry securities accounts for customers or perform custodial functions relating customer securities.

Tandem Securities, Inc.

Management's Report on Exemption
December 31, 2016

We, as members of management of Tandem Securities, Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(1).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

Tandem Securities, Inc.

Kristopher Miller, president

Kristopher Miller, President

February 8th, 2017